PROSPECTUS SUPPLEMENT (to Prospectus Supplement dated April 24, 2003 to Prospectus dated April 24, 2003)

                           $597,994,000 (APPROXIMATE)

                   FIRST FRANKLIN MORTGAGE LOAN TRUST 2003-FF1
                   ASSET-BACKED CERTIFICATES, SERIES 2003-FF1

                        FINANCIAL ASSET SECURITIES CORP.
                                    DEPOSITOR

                             FAIRBANKS CAPITAL CORP.
                                    SERVICER

         THE FIRST PARAGRAPH OF THE RISK FACTOR ENTITLED "RECENT DEVELOPMENTS REGARDING THE SERVICER" IS REPLACED WITH THE FOLLOWING:

         On April 29, 2003, Fitch announced that it had placed the Servicer's residential primary servicer ratings of "RPS1" for subprime, "RPS1-" for Alt-A and home equity and "RSS1" for residential special servicing on "rating watch negative" pending Fitch's determination of the impact of certain of the Servicer's reporting and remittance practices. Fitch plans to conduct a targeted on-site review of the Servicer's servicing facilities, which is scheduled to be completed within 30 days.

         On April 30, 2003, S&P announced that it had lowered the Servicer's "Strong" residential servicing rankings for non-prime and special servicing to "Below Average" with a "Stable" outlook. As a result of the downgrade, the Servicer's status as an S&P "Select Servicer" has been withdrawn by S&P. In its report, S&P indicated that its action was based, in part, on increasing regulatory scrutiny over the Servicer's servicing practices, an alleged pattern of apparent Fair Debt Collection Practices Act violations, foreclosure cure rates and loan workout cure rates being outside industry tolerance levels and a lack of training and skills of the primary collections group. S&P, in announcing the downgrade of the Servicer's ratings, stated that the Servicer has not adequately managed the portfolio growth associated with various acquisitions that have occurred during the past 36 months.

         On May 5, 2003, Moody's announced that it had downgraded the Servicer's ratings as a primary servicer of residential subprime mortgage loans and as a special servicer from "SQ1" ("Strong") to "SQ4" ("Below Average"). In its report, Moody's indicated that the downgrades reflect Moody's concerns about the on-going financial stability of the Servicer, its ability to successfully address regulatory compliance issues without suffering erosion in loan performance and management's ability to detect proactively and address operational and regulatory problems.

         The Servicer is in regular contact with Fitch, S&P and Moody's and is actively addressing their concerns. Nevertheless, the downgrade of the Servicer's residential servicer rankings and ratings by S&P and Moody's, respectively, a possible downgrade of the Servicer's servicer ratings by Fitch or other events may lead to the Servicer's inability to access liquidity advance facilities, a transfer of the Servicer's servicing responsibilities or increased delinquencies on the Mortgage Loans and delays in distributions on the Offered Certificates, or any combination of these events. See "The Pooling Agreement--The Servicer."

         THE LAST PARAGRAPH UNDER THE HEADING "THE POOLING AGREEMENT--THE SERVICER--RECENT DEVELOPMENTS AFFECTING FAIRBANKS" IS REPLACED WITH THE
FOLLOWING:

         See also "Risk Factors--Recent Developments Regarding the Servicer" in this prospectus supplement.



                              RBS GREENWICH CAPITAL

                                   May 8, 2003